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                                                                     EXHIBIT 4.4

                  AMENDMENT TO PREFERRED STOCK RIGHTS AGREEMENT

     This AMENDMENT (the "Amendment") dated August __, 2004 between OmniVision Technologies, Inc., a Delaware corporation (the "Company"), and EquiServe Trust Company, N.A. ("Rights Agent"), to the Preferred Stock Rights Agreement (the "Agreement") dated August 21, 2001 between the Company and Rights Agent, is effective as of June 7, 2004.

                                    RECITALS

         A. The Company and Rights Agent entered into the Agreement providing for certain rights to purchase fractions of a share or shares of the Company's participating preferred stock.

         B. The Company and Rights Agent desire to make certain amendments to the Agreement as set forth in this Amendment.

         NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

         1.1 Amendment of Section 7(b). Section 7(b) of the Agreement is amended and restated as follows:

                  "The Exercise Price for each one-thousandth of a Preferred Share issuable pursuant to the exercise of a Right shall initially be One Hundred Seventy-Six Dollars ($176.00) (which reflects the 2-for-1 stock split effected in February 2004), shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below."

         1.2 Amendment of Section 21. Section 21 of the Agreement is amended and restated as follows:

            "The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent is terminated, the Rights Agent will be deemed to resign automatically on the effective date of such termination. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided


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for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be."

         1.3 Addition of Section 35. The Agreement is amended to add Section 35 as follows:

                  "Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest."

         1.4 Remaining Provisions. Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect.

         1.5 Counterparts. This Amendment may be executed in one or more counterparts, both of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

         1.6 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

                            [Signature Page Follows]


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         IN WITNESS WHEREOF, the Company and Rights Agent have caused this
Amendment to be signed by their duly authorized respective officers, all as of the date first written above.

OMNIVISION TECHNOLOGIES, INC.                    EQUISERVE TRUST COMPANY, N.A.
a Delaware corporation

By:  /S/ JOHN T. ROSSI                           By:  /S/ MICHAEL CONNER
     --------------------------------------           --------------------------
     John T. Rossi                                    Michael Conner
     Vice President of Finance and Chief              Managing Director
     Financial Officer


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